Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report
Collection Period Ended   30-Nov-2016

Amounts in USD

Dates

Collection Period No.	29	
Collection Period (from... to)	1-Nov-2016	30-Nov-2016
Determination Date	13-Dec-2016	
Record Date	14-Dec-2016	
Distribution Date	15-Dec-2016	
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2016	15-Dec-2016 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2016	15-Dec-2016 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	375,870,000.00	160,067,788.47	142,175,401.06	17,892,387.41	47.602595	0.378257
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**270,567,788.47**	**252,675,401.06**	**17,892,387.41**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	299,400,286.91	281,507,899.50			
Yield Supplement Overcollateralization Amount	49,189,871.20	11,559,739.30	10,760,454.86			
Pool Balance	**1,202,489,808.91**	**310,960,026.21**	**292,268,354.36**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.870000%	116,049.15	0.308748	18,008,436.56	47.911343
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$236,678.32**		**$18,129,065.73**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	18,474,494.54	(1) Total Servicing Fee	259,133.36
Interest Collections	641,308.70	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	38,202.42	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	292,877.28	(3) Interest Distributable Amount Class A Notes	236,678.32
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	3,498.17	(6) Regular Principal Distributable Amount	17,892,387.41
Available Collections	**19,450,381.11**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,062,182.02
Available Funds	**19,450,381.11**	**Total Distribution**	**19,450,381.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	259,133.36	259,133.36	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	236,678.32	236,678.32	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	116,049.15	116,049.15	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	236,678.32	236,678.32	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	17,892,387.41	17,892,387.41	0.00
Aggregate Principal Distributable Amount	17,892,387.41	17,892,387.41	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	472.70
minus Net Investment Earnings	472.70
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	472.70
Net Investment Earnings on the Collection Account	3,025.47
Investment Earnings for the Collection Period	3,498.17

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	310,960,026.21	22,040
Principal Collections	12,322,515.61	
Principal Collections attributable to Full Pay-offs	6,151,978.93	
Principal Purchase Amounts	0.00	
Principal Gross Losses	217,177.31	
Pool Balance end of Collection Period	292,268,354.36	21,377
Pool Factor	24.31%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.56%
Weighted Average Number of Remaining Payments	51.92	26.71
Weighted Average Seasoning (months)	11.34	38.45

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	289,555,525.99	21,222	99.07%
31-60 Days Delinquent	1,944,086.70	116	0.67%
61-90 Days Delinquent	654,786.24	32	0.22%
91-120 Days Delinquent	113,955.43	7	0.04%
Total	292,268,354.36	21,377	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	217,177.31	17	7,688,589.91	305
Principal Net Liquidation Proceeds	38,202.42		781,730.79	
Principal Recoveries	290,732.83		3,218,581.36	
Principal Net Loss / (Gain)	(111,757.94)		3,688,277.76	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.445%)
Prior Collection Period	0.434 %
Second Prior Collection Period	0.361 %
Third Prior Collection Period	0.596 %
Four Month Average	0.236%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.307%
Average Net Loss / (Gain)	12,092.71

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.